FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









The following text is the English translation of a news release issued in Germany by HSBC Trinkaus & Burkhardt which is approximately 73.5 per cent indirectly owned by HSBC Holdings plc.


  HSBC TRINKAUS & BURKHARDT REPORTS INCREASED NET FEES AND INTEREST INCOME IN
                                FIRST HALF 2005

- Net fees & commissions increased by 12.4 per cent to EUR123.5 million in the first six months of 2005; net interest income rose by 10.3 per cent to EUR35.4 million.

- Operating profit of EUR48.9 million was slightly higher than the strong performance reported in the first half of 2004 (EUR48.8 million).

- This autumn, T-Systems International GmbH will acquire 49 per cent of International Transaction Services GmbH, creating a new joint venture designed to acquire increasingly high quality mandates in securities processing.

HSBC Trinkaus & Burkhardt, which is approximately 73.5 per cent indirectly owned by HSBC Holdings plc, reported operating profits of EUR48.9 million, slightly higher than the strong result reported in the first half of 2004 (EUR48.8 million). The increase in operating profit reflected an expansion of customer business resulting in both higher net fees and commissions and net interest income. However, trading profits were lower than in the comparable period in 2004. Net profit after tax fell in the first half of 2005 to EUR40.7 million;
13.6 per cent lower than the comparable period last year. This fall is mainly due to the impact of disposing of the indirect holding in HSBC Guyerzeller Bank in 2004 which contributed EUR18.5 million.

The most important element of the bank's profit, net fees and commissions, increased in the first six months by 12.4 per cent or EUR13.6 million to EUR123.5 million. An improving stock market, which did not initially translate into higher levels of business from institutional and private customers, resulted in higher securities commissions in the latter part of the first half of 2005.

Net interest income rose in the first half, by 10.3 per cent, or EUR3.3 million, to EUR35.4 million, reversing the fall reported in 2004. The pressure on interest margins was more than compensated for by the impact of higher volumes of deposits and lending to banks in the money markets.

Risk provisions on credit business remained low, totalling EUR1.6 million compared to EUR2.1 million in the first half of 2004. The bank's conservative credit policy protected it from large losses.

Trading profits, totalling EUR27.3 million, were 18 per cent lower than the comparable period in 2004. The decrease resulted from lower profits from bank's proprietary assets, which made a significant contribution to last year's trading profits. The operative trading divisions have met the Managing Partners' expectations. Trading in equity and index-related derivatives were the highest contribution to trading profits.

Total administrative expenses rose by 7.1 per cent to EUR135.9 million. The increase in expenses was mainly due to an increase in the number of employees, especially in fund administration and securities processing as a result of higher volumes and business transactions, respectively. The cost:income ratio was maintained at 68.9 per cent; and therefore remained below the 70 per cent target.

In the first six months the bank has seen satisfactory growth, as reflected in the good growth in assets. Revenues have continued to increase from business with institutional and private banking customers. The acquisition of new funds in the high-net worth customer segment exceeded plan. In the institutional banking segment, the good results achieved in the prior year were further improved upon with the successful diversification into fixed income sales and asset management businesses. Revenues in the corporate banking business were slightly lower as competitors reduced margins to gain market share. HSBC Trinkaus & Burkhardt continued to be successful in winning new corporate customers and corporate banking business cross-referrals to the HSBC Group from HSBC Trinkaus & Burkhardt increased.

Further growth in net fees and commissions in the second half-year will depend on trends in capital markets. As planned, the securities processing business will be transferred to International Transaction Services GmbH. On 1 October 2005, T-Systems International GmbH will acquire 49 per cent of International Transactions Services GmbH. The Managing Partners are confident that this joint venture will allow it to position the company to win high-quality mandates in the securities processing business in the future.

Based on improving results in the second quarter of this year and against the background of anticipated positive developments in the stock market in the second half of 2005, the Managing Partners are optimistic that the bank will grow operating profits in the second half and exceed the prior year's results.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  27 July, 2005